Exhibit 99.1

Itaú Corpbanca Announces Third Quarter 2020 Management Discussion & Analysis Report

SANTIAGO, Chile, Oct. 30 2020 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the third quarter ended September 30, 2020.

For the full MD&A Report, please refer to the following link:

https://ir.itau.cl/files/doc_financials/2020/q3/Itau-CorpBanca-3Q20-MD-A.pdf

On Wednesday, November 11, 2020, at 11:00 A.M. Santiago time (9:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, Rodrigo Couto, Itaú Corpbanca’s chief Financial Officer and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations.

Conference Call Details:

Participant registration: http://www.directeventreg.com/registration/event/3890805

Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 3890805#). Reminders will also be sent to registered participants via email.

A telephonic replay of the conference call will be available until Wednesday, November 18, 2020, by dialing +1(800) 585-8367 or +1 (416) 621-4642 (Encore Dial In). Access Code: 3890805#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://event.on24.com/wcc/r/2625413/20CDDFBA418973760F3B93984FEE6F19

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 39.22% owned by Itaú Unibanco, 27.49% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of September 30, 2020, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10% market share. As of August 31, 2020, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the eighth largest bank in Colombia in terms of total loans and in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.1%.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.cl / ir.itau.cl

Management Discussion 3Q20 & Analysis ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

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Table of Contents Management Discussion & Analysis Page 5 7 Executive Summary Income Statement and Balance Sheet Analysis 17 Managerial results - Breakdown by country 19 Managerial results - Breakdown for Chile 21 Managerial results - Breakdown for Colombia 31 Balance Sheet 41 Risk and Capital Management 47 49 Additional Information 54 Report of Independent Auditors Complete Financial Statements Access here

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Management Discussion Analysis & Management Discussion & Analysis

This report is based on Itaú CorpBanca reviewed financial statements for 3Q20, 2Q20 and 3Q19 prepared in accordance with the Compendium of Accounting Standards issued by the Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Account-ing Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of September 30, 2020 of Ch$786.96 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report for the three months ended September 30, 2020 and 2019, for the three months ended June 30, 2020 and as of for the nine-month periods ended September 30, 2020 and 2019 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000). 6

Management Discussion & Analysis | Executive Summary

Itaú

Itaú Corpbanca Financial Information

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based in our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our Management Model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended September 30, 2020 and 2019, for the three months ended June 30, 2020 and as of the nine-month periods ended September 30, 2020 and 2019.

	In Ch$ million (except where indicated), end of period	3Q20	2Q20	3Q19	9M20	9M19
Results	Recurring Net Income	(10,057)	20,968	42,538	44,708	137,119
	Operating Revenues [1]	250,697	278,947	275,907	782,592	836,838
	Managerial Financial Margin	213,890	240,027	229,561	669,504	691,575
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	-0.1%	0.2%	0.5%	0.2%	0.6%
	Recurring Return on Tangible Avg. equity (RoTAE) [2,4]	-2.1%	4.3%	8.1%	3.0%	9.0%
	Recurring Return on Avg. assets (RoAA) [2]	-0.1%	0.2%	0.5%	0.2%	0.6%
	Recurring Return on Avg. equity (RoAE) [2,5]	-1.6%	2.7%	5.0%	2.0%	5.4%
	Risk Index (Loan loss allowances / Total loans)	3.3%	3.4%	3.0%	3.3%	3.0%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.1%	2.4%	2.2%	2.1%	2.2%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	1.8%	2.0%	1.8%	1.8%	1.8%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.5%	4.0%	3.5%	3.5%	3.5%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	154.9%	141.4%	139.1%	154.9%	139.1%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	64.5%	56.8%	56.7%	60.2%	55.9%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	102.0%	90.0%	80.0%	93.4%	77.8%
Balance Sheet	Total Assets	36,731,915	38,969,389	32,476,801		
	Gross Total Credit Portfolio	23,402,288	24,288,823	22,499,473		
	Total Deposits	17,754,334	18,235,232	15,409,500		
	Loan Portfolio / Total Deposits	131.81%	133.20%	146.01%		
	Shareholders Equity	2,496,130	2,530,802	3,427,114		
	Tangible Equity [4]	1,936,315	1,966,960	2,114,239		
Other	Headcount [7]	8,446	8,878	8,955		
	Chile	5,331	5,581	5,538		
	Colombia	3,115	3,297	3,417		
	Branches [8]	295	315	347		
	Chile	184	188	194		
	Colombia	111	127	153		
	ATM – Automated Teller Machines	531	550	628		
	Chile	406	408	458		
	Colombia	125	142	170		

Notes: (1) Operating revenues = Managerial financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima and also in Madrid until 2Q19; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

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Management Discussion & Analysis | Executive Summary

	In Ch$ million (except where indicated), end of period	3Q20	2Q20	3Q19	9M20	9M19
Highlights	Total Outstanding shares (Thousands)	512,406.76	512,406.76	512,406.76	512,406.76	512,406.76
	Book Value per share (Ch$)	4.871	4.939	6.688	4.871	6.688
	Diluted Recurring Earnings per share (Ch$)	(0.020)	0.041	0.083	0.087	0.268
	Accounting Diluted Earnings per share (Ch$)	(0.027)	(1.463)	0.071	(1.437)	0.229
	Diluted Recurring Earnings per ADR (US$)	(0.037)	0.075	0.171	0.166	0.551
	Accounting Diluted Earnings per ADR (US$)	(0.052)	(2.670)	0.146	(2.739)	0.471
	Dividend (Ch$ million)	n.a.	n.a.	n.a.	127,065	51,614
	Dividend per share (Ch$)	n.a.	n.a.	n.a.	0.2480	0.1007
	Gross Dividend per ADS (US$)	n.a.	n.a.	n.a.	0.4316	0.2226
	Market capitalization (Ch$ billion)	1,068.37	1,137.03	2,829.00	1,068.37	2,829.00
	Market capitalization (US$ billion)	1.4	1.4	3.9	1.4	3.9
	Solvency Ratio - BIS Ratio [9]	13.18%	12.63%	14.19%	13.18%	14.19%
	Shareholders' equity / Total assets	6.80%	6.49%	10.55%	6.80%	10.55%
	Shareholders' equity / Total liabilities	7.31%	6.96%	11.89%	7.31%	11.89%
Indicators	Ch$ exchange rate for US$1.0	786.96	821.83	728.58	786.96	728.58
	COP exchange rate for Ch$1.0	0.2045	0.2182	0.2092	0.2045	0.2092
	Monetary Policy Interest Rate - Chile [10]	0.5%	0.5%	2.0%	0.5%	2.0%
	Monetary Policy Interest Rate - Colombia [10]	1.8%	2.8%	4.3%	1.8%	4.3%
	Quarterly UF variation - Chile [11]	0.1%	0.3%	0.5%	1.4%	1.7%
	Quarterly CPI variation - Chile	0.9%	-0.2%	0.4%	2.1%	1.9%
	Quarterly CPI variation - Colombia	0.3%	-0.5%	0.5%	1.4%	3.2%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to CMF current definitions. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

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Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled -Ch$10,057 million in the third quarter of 2020 from an accounting net income of -Ch$14,006 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:

Non-Recurring Events

In Ch$ million	3Q20	2Q20	3Q19	9M20	9M19
Net Income Attributable to Shareholders (Accounting)	**(14,006)**	**(749,546)**	**36,449**	**(736,422)**	**117,306**
Non-Recurring Events	**3,949**	**770,514**	**6,089**	**781,130**	**19,813**
(a) Transaction Costs	(77)	(6)	261	(28)	2,888
(b) Amortization of intangibles generated through business combinations	5,486	803,196	8,491	818,985	25,490
(c) Other Contingencies	-	(698)	-	(698)	-
Tax Effects	(1,461)	(32,676)	(2,663)	(37,130)	(8,565)
Recurring Net Income Attributable to Shareholders (Managerial)	**(10,057)**	**20,968**	**42,538**	**44,708**	**137,119**

Events that we have considered non-recurring and at the same time not part of our business are the following:

(a) Transaction cost: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Amortization of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships. In the second quarter of 2020, includes non-cash impairment charge of Ch$793.9 billion which net of taxes represents Ch$764.0 billion. That impact is composed of Ch$448.3 billion as a result of a goodwill impairment of our estimated fair value of the cash generating units for Chile; and of Ch$315.8 billion as a result of goodwill and intangible assets from business combination impairment of our estimated fair value of the cash generating unit for Colombia.

(c) Other Contingencies: Mainly due to contingencies related to the social unrest in Chile.

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Management Discussion & Analysis | Executive Summary

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad – originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 11 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service (*"Servicio de Impuestos Internos"* or SII) considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$1,772 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management has decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$183 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso. For our investment in Colombia, we have decided to hedge this translation risk effect in our income statement.

In the third quarter of 2020, the Chilean peso appreciated 6.3% against the Colombian peso, compared to an depreciation of 3.6% in the previous quarter. In addition, the Chilean peso appreciated 4.2% against the U.S. dollar in the third quarter of 2020. Approximately 33% of our loan portfolio is denominated in, or indexed to, foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 786.96	-4.2% (3Q20/2Q20)	+8.0% (3Q20/3Q19)
Colombian peso Ch$ 0.2045	-6.3% (3Q20/2Q20)	-2.2% (3Q20/3Q19)

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Managerial Income Statement

We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non-recurring events as previously described. Even though the example below has been prepared with 3Q20 figures, it can be used to replicate any period:

	in Ch$ million	3Q20
1	Interest Income	320,385
1	Interest Expense	(125,502)
	Net Interest Income	**194,883**
2	Fees and commission income	47,545
4	Fees and commission expense	(14,520)
	Net fee and commission income	**33,025**
1	Total financial transactions, net	(9,008)
1	Other operating income	31,162
	Total operating income	**250,062**
3	Provision for Loan Losses	(110,042)
3	Recoveries from loans written-off as losses	16,617
	Net operating income	**156,637**
4	Personnel expenses	(77,075)
4	Administrative expenses	(60,345)
4	Depreciation and amortization	(27,195)
4	Impairments	(5)
4	Other operating expenses	(25,648)
	Total operating expenses	**(190,268)**
	Operating Income	**(33,631)**
1	Income from investments in other companies	(597)
	Income before taxes	**(34,228)**
5	Income tax expense	21,700
	Net Income	**(12,528)**
6	Minority interests	(1,478)
	Net Income attributable to Shareholders	**(14,006)**

	in Ch$ million	3Q20
	Operating Revenues	**263,985**
1	Managerial Financial Margin	216,440
	Financial Margin with Clients	224,599
	Financial Margin with the Market	(8,159)
2	Commissions and Fees	47,545
3	**Cost of Credit**	**(93,425)**
	Provision for Loan Losses	(110,042)
	Recoveries from Loans written-off as losses	16,617
	Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-
4	**Non-interest Expenses**	**(204,788)**
	Personnel Expenses	(77,075)
	Administrative Expenses	(100,513)
	Depreciation, Amortization and Impairment	(27,200)
	Income before Tax and Minority Interests	**(34,228)**
5	Income tax expense	21,700
6	Minority Interests in Subsidiaries	(1,478)
	Net Income attributable to Shareholders	**(14,006)**

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Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2020

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**263,985**	**(37,130)**	**23,922**	**(80)**	**250,697**
Managerial Financial Margin	216,440	(26,392)	23,922	(80)	213,890
Financial Margin with Clients	224,599	(34,242)	-	-	190,357
Financial Margin with the Market	(8,159)	7,850	23,922	(80)	23,533
Commissions and Fees	47,545	(10,738)	-	-	36,807
Cost of Credit	**(93,425)**	**(575)**	-	-	**(94,000)**
Provision for Loan Losses	(110,042)	(3,694)	-	-	(113,736)
Recovery of Loans Written Off as Losses	16,617	1,468	-	-	18,085
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	1,651	-	-	1,651
Non-interest Expenses	**(204,788)**	**37,647**	-	**5,489**	**(161,651)**
Personnel Expenses	(77,075)	837	-	-	(76,238)
Administrative Expenses	(100,513)	29,933	-	3	(70,577)
Depreciation, Amortization and Impairment	(27,200)	6,878	-	5,486	(14,836)
Income before Tax and Minority Interests	**(34,228)**	**(58)**	**23,922**	**5,409**	**(4,954)**
Income Tax Expense	21,700	58	(23,922)	(1,461)	(3,625)
Minority Interests in Subsidiaries	(1,478)	-	-	-	(1,478)
Recurring Net Income	**(14,006)**	-	-	**3,949**	**(10,057)**

Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2020

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**270.836**	**(14.651)**	**22.273**	**489**	**278.947**
Managerial Financial Margin	224.143	(6.378)	22.273	(12)	240.027
Financial Margin with Clients	218.723	(13.023)	-	-	205.700
Financial Margin with the Market	5.420	6.645	22.273	(12)	34.327
Commissions and Fees	46.693	(8.273)	-	500	38.920
Cost of Credit	**(86.867)**	**(5.596)**	-	-	**(92.463)**
Provision for Loan Losses	(99.492)	(6.679)	-	-	(106.171)
Recovery of Loans Written Off as Losses	12.625	469	-	-	13.094
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	614	-	-	614
Non-interest Expenses	**(996.987)**	**20.555**	-	**817.963**	**(158.469)**
Personnel Expenses	(77.891)	737	-	-	(77.154)
Administrative Expenses	(79.030)	11.072	-	5	(67.953)
Depreciation, Amortization and Impairment	(840.066)	8.746	-	817.958	(13.362)
Income before Tax and Minority Interests	**(813.018)**	**307**	**22.273**	**818.452**	**28.014**
Income Tax Expense	53.472	(307)	(22.273)	(37.296)	(6.404)
Minority Interests in Subsidiaries	10.000	-	-	(10.642)	(642)
Recurring Net Income	**(749.546)**	-	-	**770.514**	**20.968**

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3rd quarter of 2020 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	3Q20	2Q20	change		3Q19	change		9M20	9M19	change	
Operating Revenues	**250,697**	**278,947**	**-10.1%**	**(28,250)**	**275,907**	**-9.1%**	**(25,210)**	**789,592**	**836,838**	**-5.6%**	**(47,246)**
Managerial Financial Margin	213,890	240,027	-10.9%	(26,137)	229,561	-6.8%	(15,672)	669,505	691,575	-3.2%	(22,070)
Financial Margin with Clients	190,357	205,700	-7.5%	(15,343)	201,728	-5.6%	(11,372)	603,041	610,806	-1.3%	(7,765)
Financial Margin with the Market	23,533	34,327	-31.4%	(10,793)	27,833	-15.4%	(4,300)	66,464	80,769	-17.7%	(14,305)
Commissions and Fees	36,807	38,920	-5.4%	(2,113)	46,345	-20.6%	(9,538)	120,088	145,263	-17.3%	(25,175)
Cost of Credit	**(94,000)**	**(92,463)**	**1.7%**	**(1,537)**	**(64,255)**	**46.3%**	**(29,745)**	**(262,260)**	**(183,247)**	**43.1%**	**(79,013)**
Provision for Loan Losses	(113,736)	(106,171)	7.1%	(7,565)	(93,061)	22.2%	(20,675)	(310,589)	(240,502)	29.1%	(70,087)
Recovery of Loans Written Off as Losses	18,085	13,094	38.1%	4,991	18,088	0.0%	(4)	46,224	45,752	1.0%	472
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	1,651	614	169.0%	1,037	10,718	-84.6%	(9,066)	2,105	11,503	-81.7%	(9,398)
Non-interest Expenses	**(161,651)**	**(158,469)**	**2.0%**	**(3,182)**	**(156,567)**	**3.2%**	**(5,085)**	**(475,508)**	**(468,109)**	**1.6%**	**(7,399)**
Personnel Expenses	(76,238)	(77,154)	-1.2%	915	(72,641)	5.0%	(3,598)	(224,381)	(219,356)	2.3%	(5,025)
Administrative Expenses	(70,577)	(67,953)	3.9%	(2,624)	(69,776)	1.1%	(801)	(209,830)	(209,586)	0.1%	(244)
Depreciation. Amortization and Impairment	(14,836)	(13,362)	11.0%	(1,473)	(14,150)	4.8%	(685)	(41,296)	(39,167)	5.4%	(2,129)
Income before Tax and Minority Interests	**(4,954)**	**28,014**	**-**	**(32,969)**	**55,085**	**-**	**(60,039)**	**51,824**	**185,482**	**-72.1%**	**(133,657)**
Income Tax Expense	(3,625)	(6,404)	-43.4%	2,779	(10,158)	-64.3%	6,533	(4,014)	(38,160)	-89.5%	34,146
Minority Interests in Subsidiaries	(1,478)	(642)	130.1%	(836)	(2,389)	-38.1%	911	(3,102)	(10,203)	-69.6%	7,101
Recurring Net Income	**(10,057)**	**20,968**	**-**	**(31,025)**	**42,538**	**-**	**(52,595)**	**44,708**	**137,119**	**-67.4%**	**(92,411)**

Itaú Corpbanca

13

Management Discussion & Analysis Executive Summary Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Recurring Net Income Highlights in the quarter The recurring net income in the third quarter of 2020 amounted to -Ch$10.1billion, a 148.0% decrease from the previous quarter and when compared with the third quarter of 2019 a 123.6% decrease. The managerial return on average tangible equity was –2.1% as of September 30, 2020, compared to the 8.1% reported in September 30, 2019. Ch$ -10.1 billion for the 3Q20 In Chile, Recurring Net Income in the third quarter of 2020 reached Ch$ -13.7 billion, primarily due to a 12.2% decrease in Operating Revenues mainly related to: (1) lower revenues from commercial spreads on derivatives and FX transactions with clients; (2) lower working capital margins; (3) lower gains from assets and liabilities management primarily due to a decrease in inflation linked income driven by lower variation of the UF in the quarter; and (4) lower commissions and fees in the period. In addition, results were also impacted by higher Cost of Credit related to an increase in additional provisions in the period. Ch$ million In Colombia, the Recurring Net Income in the third quarter of 2020 amounted for Ch$3.6 billion, an increase of Ch$5.4 billion compared to the previous quarter. This was mainly due to a 4.3% decrease in Non-interest expenses, primarily related to foreign exchange variation, and by a 72.9% decrease in Cost of Credit in the quarter. This was partially offset by a decrease of a 4.0% in Operating Revenues, also mainly due to foreign exchange variation. Highlights in 3Q20 Return on Average Tangible Equity1 -2.1% The annualized recurring return on average tangible equity reached -2.1% in the third quarter of 2020, 6.4 percentage points lower when compared to the previous quarter and 10.2 percentage points lower when compared to the same period in 2019. Average tangible shareholders’ equity totaled Ch$1,944.3 billion, a 0.4% decrease compared to the previous quarter and a 7.0% decrease compared to the third quarter of 2019. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached -0.1% in the third quarter of 2020, a 33 basis points decrease when compared to the previous quarter and a 66 basis points decrease when compared to the third quarter of 2019. (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Itaú Corpbanca 14 For further details by country see page 407

Management Discussion & Analysis Executive Summary Financial Margin with Clients Ch$ 190.4 billion Cost of Credit Ch$ 94.0 billion Ch$ million Ch$ million Financial Margin with Clients decreased 7.5% compared to the previous quarter, primarily due to lower revenues from commercial spreads on deriva-tives and FX transactions with clients and lower working Capital margin in Chile. In addition, Financial Margin with Clients in Colombia decreased 6.8% in the quarter, mainly due to foreign exchange variation. Cost of Credit in the third quarter of 2020 increased 1.7% compared to the second quarter of 2020, mainly due to Ch$45.0 billion in additional provision in Chile in the quarter. This performance was partially offset by positive impacts related to the sale of assets received in lieu of payment in Colombia and lower provision in Chile as a result of the measures taken to support our clients during the COVID-19 pandemic. When compared to the third quarter of 2019, our Financial Margin with Clients decreased by 5.6%. When compared to the third quarter 2019, Cost of Credit increased by 46.3%. Commissions and Fees Ch$ 36.8 billion Efficiency Ratio and Risk-Adjusted Efficiency Ratio1 64.5 % Ch$ million Commissions and Fees decreased by 5.4% when compared to the second quarter of 2020, primarily due to a Current Account Services and Overdraft Fees, Financial Advisory and Credit Cards fees in Chile. In the third quarter of 2020, our efficiency ratio increased 7.67 percentage points compared to previous quarter, mainly due to a 10.1% decrease in Operating Revenues. When compared to the third quarter of 2019, Commissions and Fees de-creased by 20.6%, mainly due lower results in Current Account Services and Overdraft Fees and Financial Advisory. When compared to the third quarter of 2019, the efficiency ratio increased 7.73 percentage points mainly due to an 9.1% decrease in Operating Reve-nues. The risk-adjusted efficiency ratio, which also includes the Cost of Credit, reached 102.0%, an increase of 12.0 percentage points from the previous quarter and a 21.9 percentage points increase from the third quarter of 2019. 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. Itaú Corpbanca 15 For further details by country see pages 29 and 40 For further details by country see pages 24 and 35 For further details by country see pages 25 and 36 For further details by country see pages 22 and 33

Management Discussion & Analysis Executive Summary 2020 Forecast Our original 2020 Forecast previously disclosed to the market is suspended. Itaú Corpbanca 16

Income Statement and Balance Analysis Sheet Management Discussion & Analysis

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Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 3Q20, 2Q20 an d 3Q19:

	3Q20			2Q20			Change		
In Ch$ million	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]
Operating Revenues	**250,697**	**187,953**	**71,234**	**278,947**	**214,044**	**74,203**	**-10.1%**	**-12.2%**	**-4.0%**
Managerial Financial Margin	213,890	159,635	62,745	240,027	182,469	66,858	-10.9%	-12.5%	-6.2%
Financial Margin with Clients	190,357	140,789	49,568	205,700	152,490	53,210	-7.5%	-7.7%	-6.8%
Financial Margin with the Market	23,533	18,847	13,177	34,327	29,979	13,648	-31.4%	-37.1%	-3.4%
Commissions and Fees	36,807	28,318	8,489	38,920	31,575	7,345	-5.4%	-10.3%	15.6%
Cost of Credit	**(94,000)**	**(88,903)**	**(5,097)**	**(92,463)**	**(73,655)**	**(18,808)**	**1.7%**	**20.7%**	**-72.9%**
Provision for Loan Losses	(113,736)	(104,808)	(8,928)	(106,171)	(85,045)	(21,126)	7.1%	23.2%	-57.7%
Recovery of Loans Written Off as Losses	18,085	14,254	3,831	13,094	10,776	2,319	38.1%	32.3%	65.2%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	1,651	1,651	-	614	614	-	169.0%	169.0%	-
Non-interest Expenses	**(161,651)**	**(117,084)**	**(44,568)**	**(158,469)**	**(111,915)**	**(46,555)**	**2.0%**	**4.6%**	**-4.3%**
Personnel Expenses	(76,238)	(53,929)	(22,310)	(77,154)	(51,399)	(25,755)	-1.2%	4.9%	-13.4%
Administrative Expenses	(70,577)	(51,409)	(19,169)	(67,953)	(50,277)	(17,676)	3.9%	2.3%	8.4%
Depreciation, Amortization and Impairment	(14,836)	(11,746)	(3,090)	(13,362)	(10,239)	(3,124)	11.0%	14.7%	-1.1%
Income before Tax and Minority Interests	**(4,954)**	**(18,033)**	**21,570**	**28,014**	**28,474**	**8,841**	-	-	**144.0%**
Income Tax Expense	(3,625)	4,370	(10,287)	(6,404)	(5,763)	(3,152)	-43.4%	-	226.3%
Minority Interests in Subsidiaries	(1,478)	(26)	(1,452)	(642)	(4)	(638)	130.1%	505.5%	127.6%
Costs of hedge positions	-	-	(6,198)	-	-	(6,789)	-	-	-8.7%
Recurring Net Income	**(10,057)**	**(13,689)**	**3,632**	**20,968**	**22,707**	**(1,739)**	-	-	**-308.9%**
Recurring Return on Managerial Tangible Equity	**-2.1%**	**-4.0%**	**2.6%**	**4.3%**	**6.6%**	**-1.2%**	**-638 bps**	**-1,055 bps**	**380 bps**

	3Q20			3Q19			Change		
In Ch$ million	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]
Operating Revenues	**250,697**	**187,953**	**71,234**	**275,907**	**201,414**	**78,131**	**-9.1%**	**-6.7%**	**-8.8%**
Managerial Financial Margin	213,890	159,635	62,745	229,561	165,086	68,114	-6.8%	-3.3%	-7.9%
Financial Margin with Clients	190,357	140,789	49,568	201,728	144,034	57,694	-5.6%	-2.3%	-14.1%
Financial Margin with the Market	23,533	18,847	13,177	27,833	21,052	10,420	-15.4%	-10.5%	26.5%
Commissions and Fees	36,807	28,318	8,489	46,345	36,328	10,017	-20.6%	-22.1%	-15.3%
Cost of Credit	**(94,000)**	**(88,903)**	**(5,097)**	**(64,255)**	**(40,932)**	**(23,323)**	**46.3%**	**117.2%**	**-78.1%**
Provision for Loan Losses	(113,736)	(104,808)	(8,928)	(93,061)	(64,425)	(28,636)	22.2%	62.7%	-68.8%
Recovery of Loans Written Off as Losses	18,085	14,254	3,831	18,088	12,775	5,313	0.0%	11.6%	-27.9%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	1,651	1,651	-	10,718	10,718	-	-84.6%	-84.6%	-
Non-interest Expenses	**(161,651)**	**(117,084)**	**(44,568)**	**(156,567)**	**(110,820)**	**(45,747)**	**3.2%**	**5.7%**	**-2.6%**
Personnel Expenses	(76,238)	(53,929)	(22,310)	(72,641)	(50,239)	(22,402)	5.0%	7.3%	-0.4%
Administrative Expenses	(70,577)	(51,409)	(19,169)	(69,776)	(48,979)	(20,797)	1.1%	5.0%	-7.8%
Depreciation, Amortization and Impairment	(14,836)	(11,746)	(3,090)	(14,150)	(11,601)	(2,549)	4.8%	1.2%	21.2%
Income before Tax and Minority Interests	**(4,954)**	**(18,033)**	**21,570**	**55,085**	**49,663**	**9,060**	**-109.0%**	**-136.3%**	**138.1%**
Income Tax Expense	(3,625)	4,370	(10,287)	(10,158)	(9,392)	(1,749)	-64.3%	-146.5%	488.2%
Minority Interests in Subsidiaries	(1,478)	(26)	(1,452)	(2,389)	(34)	(2,355)	-38.1%	-24.0%	-38.3%
Costs of hedge positions	-	-	(6,198)	-	-	(2,656)	-	-	133.4%
Recurring Net Income	**(10,057)**	**(13,689)**	**3,632**	**42,538**	**40,237**	**2,301**	**-123.6%**	**-134.0%**	**57.9%**
Recurring Return on Managerial Tangible Equity	**-2.1%**	**-4.0%**	**2.6%**	**8.1%**	**9.6%**	**2.2%**	**-1,021 bps**	**-1,361 bps**	**37 bps**

[1] In nominal currency

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Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 3Q20, 2Q20 and 3Q19 is presented below:

In Ch$ million	3Q20	2Q20	3Q19	9M20	9M19
Net Income Attributable to Shareholders (Accounting)	**(23,850)**	**(682,698)**	**33,695**	**(682,716)**	**103,046**
(+) Non-recurring events	3,947	699,333	4,196	706,808	14,123
(+) Other results and overhead costs from Colombia in Chile (a)	16	(717)	(310)	(1,492)	(2,216)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	6,198	6,789	2,656	15,884	7,241
Recurring Net Income	**(13,689)**	**22,707**	**40,237**	**38,483**	**122,195**

In Ch$ million	3Q20	2Q20	3Q19	9M20	9M19
Net Income Attributable to Shareholders (Accounting)	**9,844**	**(66,848)**	**2,754**	**(53,706)**	**14,260**
(+) Non-recurring events	2	71,181	1,893	74,322	5,689
(+) Other results and overhead costs from Colombia in Chile (a)	(16)	717	310	1,492	2,216
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(6,198)	(6,789)	(2,656)	(15,884)	(7,241)
Recurring Net Income	**3,632**	**(1,739)**	**2,301**	**6,225**	**14,924**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.

(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.

(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

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Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

			change			*change*				*change*	
In Ch$ million	3Q20	2Q20	%	$	3Q19	%	$	9M20	9M19	%	$
Operating Revenues	**187,953**	**214,044**	**-12.2%**	**(26,091)**	**201,414**	**-6.7%**	**(13,461)**	**588,040**	**600,806**	**-2.1%**	**(12,766)**
Managerial Financial Margin	159,635	182,469	-12.5%	(22,834)	165,086	-3.3%	(5,451)	492,297	484,169	1.7%	8,128
Financial Margin with Clients	140,789	152,490	-7.7%	(11,701)	144,034	-2.3%	(3,246)	440,185	431,365	2.0%	8,820
Financial Margin with the Market	18,847	29,979	-37.1%	(11,133)	21,052	-10.5%	(2,205)	52,112	52,804	-1.3%	(692)
Commissions and Fees	28,318	31,575	-10.3%	(3,257)	36,328	-22.1%	(8,010)	95,743	116,637	-17.9%	(20,894)
Cost of Credit	**(88,903)**	**(73,655)**	**20.7%**	**(15,247)**	**(40,932)**	**117.2%**	**(47,971)**	**(218,175)**	**(119,454)**	**82.6%**	**(98,721)**
Provision for Loan Losses	(104,808)	(85,045)	23.2%	(19,763)	(64,425)	62.7%	(40,383)	(256,483)	(163,766)	56.6%	(92,717)
Recovery of Loans Written Off as Losses	14,254	10,776	32.3%	3,478	12,775	11.6%	1,479	36,204	32,809	10.3%	3,395
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	1,651	614	169.0%	1,037	10,718	-84.6%	(9,066)	2,105	11,503	-81.7%	(9,398)
Non-interest Expenses	**(117,084)**	**(111,915)**	**4.6%**	**(5,169)**	**(110,820)**	**5.7%**	**(6,264)**	**(338,102)**	**(334,528)**	**1.1%**	**(3,574)**
Personnel Expenses	(53,929)	(51,399)	4.9%	(2,530)	(50,239)	7.3%	(3,690)	(153,113)	(152,613)	0.3%	(500)
Administrative Expenses	(51,409)	(50,277)	2.3%	(1,132)	(48,979)	5.0%	(2,429)	(152,980)	(151,866)	0.7%	(1,114)
Depreciation, Amortization and Impairment	(11,746)	(10,239)	14.7%	(1,507)	(11,601)	1.2%	(145)	(32,009)	(30,050)	6.5%	(1,959)
Income before Tax and Minority Interests	**(18,033)**	**28,474**	**-**	**(46,508)**	**49,663**	**-**	**(67,696)**	**31,764**	**146,823**	**-78.4%**	**(115,060)**
Income Tax Expense	4,370	(5,763)	-	10,133	(9,392)	-	13,762	6,776	(24,548)	-	31,325
Minority Interests in Subsidiaries	(26)	(4)	505.5%	(22)	(34)	-24.0%	8	(57)	(80)	-28.5%	23
Recurring Net Income	**-13,689**	**22,707**	**-**	**(36,397)**	**40,237**	**-**	**(53,927)**	**38,483**	**122,195**	**-68.5%**	**(83,712)**

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Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial Margin with Clients decreased by 7.7% in the third quarter of 2020 compared to the previous quarter, mainly due to a negative impact by Commercial spreads on derivatives and FX transactions with clients and a lower Working Capital margin primarily due to positive effects related to adjustments in the student loan portfolio deferred income.
- Financial Margin with the Market reached Ch$18.8 billion in the third quarter of 2020, mainly due to lower gains from assets and liabilities management impacted by lower inflation in the quarter. This was partially offset by a better performance in the trading desk in the period.

Managerial Financial Margin

Financial Margin with Clients Ch$ 140.8 million	▼ ▼	- 7.7% (3Q20/2Q20) - 2.3% (3Q20/3Q19)
Financial Margin with the Market Ch$ 18.8 million	▼ ▼	- 37.1% (3Q20/2Q20) - 10.5% (3Q20/3Q19)



Ch$ million
165,086
21,052
144,034
210,397
49,102
161,295
150,193
3,286
146,906
182,469
29,979
152,490
159,635
18,847
140,789
3Q19
4Q19
1Q20
2Q20
3Q20
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury bank ing and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Workin g capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Chile).

Change in the Financial Margin with Clients Breakdown



152,490
(4,168)
3,518
1,010
(5,987)
(13)
(6,062)
140,789
1
2
3
4
2Q20
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Higher number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Sale loans portfolio
Working Capital and other
3Q20

1 **Loan portfolio Mix (-Ch$4,168 million)**: related to the decrease in consumer portfolios, mainly from credit cards and overdraft portfolios, contributed to a lower share of products from these segments impacting the total Financial Margin with Clients.

2 **Average asset portfolio, assets spreads and liabilities margin (+Ch$3,518 million)**: mainly due to adjustment in consumer spread related to measures taken in the second quarter of 2020, to support our clients during the COVID-19 pandemic.

3 **Commercial spreads on derivatives and FX transactions with clients (-Ch$5,987 million)**: related to a decrease in derivatives and FX transactions with wholesales clients impacted the Financial Margin with Clients.

4 **Working Capital and other (-Ch$6,062 million)**: mainly due to positive effects related to adjustments in the student loan portfolio deferred income in the second quarter of 2020.

Itaú Corpbanca 22

Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients


2.8%
3.0%
2.6%
2.5%
2.2%
2.0%
0.9%
1.6%
1.3%
0.8%
3Q19
4Q19
1Q20
2Q20
3Q20
Financial margin with clients
Risk-adjusted financial margin with clients

Financial Margin with Clients:

▼ -26 bp

- Decrease mainly due to lower Commercial spreads on derivatives and FX transactions with clients and Working Capital margin

In Ch$ millions, end of period	3Q20 Average Balance	3Q20 Financial Margin	3Q20 Average Rate	2Q20 Average Balance	2Q20 Financial Margin	2Q20 Average Rate
Financial Margin with Clients	24,792,638	140,789	2.2%	24,337,565	152,490	2.5%
Cost of Credit		(88,903)			(73,655)	
Risk-Adjusted Financial Margin with Clients	24,792,638	51,886	0.8%	24,337,565	78,835	1.3%

Risk-Adjusted Financial Margin with Clients:

▼ -47 bp

- Decrease mainly due to a higher Cost of Credit in the period.

Financial Margin with the Market

Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, which manages proprietary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite.

Financial Margin with the Market decreased 37.1% in 3Q20 compared to 2Q20. This decrease was mainly due to lower gains from assets and liabilities management, primarily related to a decrease in inflation linked income driven by lower variation of the UF in the quarter (+0.1% in 3Q20 vs. +0.3% in 2Q20). This was partially offset by a better performance in the trading desk.


Ch$ million
17,116
25,476
24,451
25,855
25,304
21,052
49,102
3,286
29,979
18,847
3Q19
4Q19
1Q20
2Q20
3Q20
Financial Margin with the Market
1-year moving average

UF net exposure (Ch$ trillion)


2.2
1.9
2.7
2.5
2.9
Sep-19
Dic-19
Mar-20
Jun-20
Sep-20

UF — Unidad de Fomento (variation value)


0.5%
0.9%
1.0%
0.3%
0.1%
3Q19
4Q19
1Q20
2Q20
3Q20

Itaú Corpbanca 23

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees

Highlights

- In the third quarter of 2020, Commissions and Fees amounted to Ch$28.3 billion, a 10.3% decrease compared to the previous quarter mainly driven by a lower Current Account Services and Overdraft Fees, Financial Advisory and Credit Cards fees.

In Ch$ million	3Q20	2Q20	change		3Q19	change		9M20	9M19	change	
Insurance Brokerage	6,621	6,430	190	3.0%	9,820	(3,199)	-32.6%	20,604	29,569	(8,965)	-30.3%
Credit Operations and Guarantees Provided	7,213	7,532	(319)	-4.2%	4,632	2,581	55.7%	22,165	22,045	120	0.5%
Current Account Services and Overdraft Fees	6,349	7,227	(878)	-12.2%	9,304	(2,955)	-31.8%	22,862	28,261	(5,399)	-19.1%
Asset Management	3,037	3,087	(50)	-1.6%	4,255	(1,218)	-28.6%	9,754	11,840	(2,086)	-17.6%
Financial Advisory	56	962	(906)	-94.1%	3,031	(2,975)	-98.1%	2,287	8,422	(6,135)	-72.8%
Others	5,042	6,337	(1,295)	-20.4%	5,286	(244)	-4.6%	18,070	16,499	1,572	9.5%
Total Commissions and Fees	**28,318**	**31,575**	**(3,257)**	**-10.3%**	**36,328**	**(8,010)**	**-22.1%**	**95,743**	**116,637**	**(20,894)**	**-17.9%**

Commissions and Fees Breakdown


3Q20
0.2%
18%
23%
11%
25%
22%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other


2Q20
3%
20%
20%
10%
24%
23%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other

Itaú Corpbanca

24

Management Discussion & Analysis | Income Statement Analysis

Itaú

Cost of Credit

In Ch$ million	3Q20	2Q20	change		3Q19	change		9M20	9M19	change	
Net Provision for Loan Losses	(90,554)	(74,269)	(16,285)	21.9%	(51,649)	(38,905)	75.3%	(220,279)	(130,957)	(89,323)	68.2%
Provision for Loan Losses	(104,808)	(85,045)	(19,763)	23.2%	(64,425)	(40,383)	62.7%	(256,483)	(163,766)	(92,717)	56.6%
Recovery of Loans Written Off as Losses	14,254	10,776	3,478	32.3%	12,775	1,479	11.6%	36,204	32,809	3,395	10.3%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	1,651	614	1,037	169.0%	10,718	(9,066)	-84.6%	2,105	11,503	(9,398)	-81.7%
Cost of Credit	(88,903)	(73,655)	(15,247)	20.7%	(40,932)	(47,971)	117.2%	(218,175)	(119,454)	(98,721)	82.6%

In the third quarter of 2020, Cost of Credit amounted to Ch$88.9 billion, a 20.7% increase compared to the previous quarter, mainly due to an increased in additional provision that amounted for Ch$45.0 billion in the quarter. That impact was partially offset by the effects of the measures taken to support our clients during the COVID-19 pandemic.

When compared to the same quarter of 2019, Cost of Credit increased 117.2%.

Cost of Credit and Loan Portfolio


0.9
2.4
1.2
1.5
1.9
64,425
40,932
124,804
110,117
66,631
55,617
85,045
73,655
104,808
88,903
3Q19
4Q19
1Q20
2Q20
3Q20
Provision for loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

(*) Average Loan Portfolio

The provisions from loan losses reached Ch$104.8 billion in the third quarter of 2020, an increase of 23.2% compared to the second quarter 2020. When compared to the same period last year, showed an increase of 62.7%.

At the end of the third quarter of 2020, our net provision for loan losses over loan portfolio increased to 1.9% from 1.5% compared to the previous quarter. When compared to third quarter 2019, this ratio increased 0.94 percentage points.

Allowance for Loan Losses and Loan Portfolio


389,024
410,472
415,695
424,848
437,166
509,277
550,716
574,709
609,410
6,742
6,742
6,742
12,742
19,500
64,500
389,024
403,730
408,953
418,106
424,424
509,277
550,716
555,209
544,910
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20

As of September 30, 2020, the total allowance for loan losses, including additional provisions, increased 6.0% in the quarter, totaling Ch$609.4 billion, whereas our loan portfolio decreased 2.5% when compared to the second quarter of 2020, reaching Ch$18.9 trillion.

Therefore, the ratio of total allowance for loan losses, including additional provision, over loan portfolio increased in the third quarter 2020, from 3.00% to 3.20% compared to the second quarter of 2020.

Itaú Corpbanca

25

Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Ch$ million The portfolio of credits 90-days overdue decreased Ch$37.8 billion or 9.9% in the third quarter of 2020 compared to the second quarter of 2020, primarily driven by a decrease of 55.9% in our consumer loans NPLs and by a 20.7% decrease in our mortgage loans NPLs. This is mainly related to the effects of the measures taken to support our clients during the COVID-19 pandemic. In the third quarter 2020, the total NPL portfolio decreased from 1.97% to 1.82% compared to the second quarter of 2020. The NPL ratio over 90 days for consumer loans decreased from 2.62% to 1.22% in the third quarter of 2020. The NPL ratio for mortgage loans decreased from 1.60% to 1.26% in the third quarter of 2020. The NPL ratio increased 0.10 percentage points for commercial loans com-pared to the previous quarter, mainly related to a specific wholesale client. When excluding student loans from this portfolio, the commercial ex student loans NPL reached 1.71%, increasing 0.22 percentage points compared to the previous quarter. When compared to the same period for 2019, there is an increase in the portfolio of credits 90-days overdue of Ch$23.6 billion. This 7.3% increase is primarily due to an increase in commercial loans NPLs. NPL Ratio (%) | over 90 days Coverage Ratio1 (%) | 90 days The NPL ratio of credits 90-day overdue decreased from 1.97% to 1.82% compared to the previous quarter. Compared to the same period of 2019, the ratio increased 2 basis points. As of September 30, 2020, the 90-day coverage ratio reached 177%, a 27 percentage points increase from the previous quarter, mainly as result of the additional provisions and the reduction of the Non-Performing Loans. Compared to September 30, 2019, the total 90-day coverage ratio increased 41 percentage points. 1 Coverage Ratio includes additional provisions. Itaú Corpbanca 26

Management Discussion & Analysis Income Statement Analysis NPL Creation Loan Portfolio Write-Off Ch$ billion * Loan portfolio average balance of the two previous quarters. In the third quarter of 2020, the loan portfolio write-off totaled Ch$49.7 billion, a 8.7% decrease compared to the previous quarter. In the third quarter of 2020, NPL creation reached Ch$11.8 billion, an increase of Ch$51.9 billion compared to the previous quarter, mainly due to a specific wholesale client that renegotiated in the second quarter of 2020. The ratio of written-off operations to loan portfolio average balance decreased 9 basis points, reaching 1.04%, compared to the previous quarter. NPL Creation Coverage Recovery of Loans Written-off as Losses Ch$ million In the third quarter of 2020, the income from the recovery of loans written-off increased Ch$3.5 billion, or 32,3%, from the previous quarter, mainly due to higher recoveries in the consumer loans portfolio. When compared to the third quarter of 2019, the income from recovery of loans written-off increased Ch$1.5 billion. In the third quarter of 2020, total NPL Creation coverage reached 885% mainly due to the impact of the additional provisions in the quarter. Itaú Corpbanca 27

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Non-interest Expenses amounted to Ch$117.1 billion in the quarter, a 4.6% increase from the previous quarter and a 5.7% increase when compared to the third quarter of 2019, this was mainly due to an increase in severance expenses related to headcount reduction in the quarter.
- Adjusting for the increase of severance expenses, Total Non-interest Expenses would have increased 1.0% in the quarter and when compared to the third quarter of 2019 increased 3.9%.

In Ch$ million	3Q20	2Q20	change		3Q19	change		9M20	9M19	change	
Personnel expenses	(53,929)	(51,399)	(2,530)	4.9%	(50,239)	(3,690)	7.3%	(153,113)	(152,613)	(500)	0.3%
Administrative expenses	(51,409)	(50,277)	(1,132)	2.3%	(48,979)	(2,429)	5.0%	(152,980)	(151,866)	(1,114)	0.7%
Personnel and Administrative Expenses	**(105,338)**	**(101,676)**	**(3,662)**	**3.6%**	**(99,218)**	**(6,120)**	**6.2%**	**(306,093)**	**(304,479)**	**(1,614)**	**0.5%**
Depreciation amortization and Impairment	(11,746)	(10,239)	(1,507)	14.7%	(11,601)	(145)	1.2%	(32,009)	(30,050)	(1,959)	6.5%
Total Non-interest Expenses	**(117,084)**	**(111,915)**	**(5,169)**	**4.6%**	**(110,820)**	**(6,264)**	**5.7%**	**(338,102)**	**(334,528)**	**(3,574)**	**1.1%**

Personnel expenses

Personnel expenses in the third quarter of 2020 increased 4.9% when compared to the second quarter of 2020, mainly due to severance expenses related to headcount reduction. Adjusting for this effect, Personnel expenses would have decreased 2.5% in the quarter and increased 3.4% when compared to the same period of 2019.

Administrative Expenses

Administrative expenses in the third quarter of 2020 amounted to Ch$51.4 billion, a 2.3% increase compared to the previous quarter, and a 5.0% increase compared to the third quarter of 2019. This performance in the quarter is mainly due to the COVID-19 pandemic, that resulted in an increase in expenses related to the sanitation of branches and administrative offices. This was partially offset by lower operational and transaction volumes.

Depreciation amortization and Impairment

Depreciation, amortization and impairment expenses totaled Ch$11.7 billion in the third quarter of 2020, a 14.7% increase when compared to the second quarter of 2020.

When compared to the third quarter of 2019, there was a 1.2% increase.

Headcount


sept-18
dec-18
mar-19
jun-19
sept-19
dec-19
mar-20
jun-20
sept-20

5,331
Headcount in Chile and New York at the end of the 3Q20

- ▼ **- 4.5%** (3Q20/2Q20)
- ▼ **- 3.7%** (3Q20/3Q19)

The total number of employees including the Itaú Corpbanca New York branch was 5,331 at the end of the third quarter of 2020 compared to 5,581 in the second quarter of 2020 and 5,538 at the end of the third quarter of 2019, a decrease of 3.7% in headcount in the twelve-month period.

Itaú Corpbanca 28

Management Discussion & Analysis | Income Statement Analysis

Itaú

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the Cost of Credit.


109.6%
90.7%
88.5%
86.7%
75.3%
62.3%
58.6%
55.0%
52.3%
46.7%
3Q19
4Q19
1Q20
2Q20
3Q20
Efficiency ratio
Risk Adjusted Efficiency ratio

Risk-Adjusted Efficiency Ratio = $\frac{\text{Non-interest Expenses (Personnel + Administrative + Depreciation \& Amortization + Impairment) + Cost of Credit}}{\text{Managerial Financial Margin + Commission and Fees}}$

Efficiency Ratio

In the third quarter of 2020, our Efficiency Ratio reached 62.3%, an increase of 10.0 percentage points when compared to the second quarter of 2020. This was mainly related to a lower Operating Revenues in the quarter. Adjusting for the incremental severance expenses in the quarter, Efficiency Ratio would have been 60.1%.

When compared to the third quarter of 2019, the Efficiency Ratio increased 7.3 percentage points.

Risk-Adjusted Efficiency Ratio[1]

The Risk-Adjusted Efficiency Ratio, which also includes the Cost of Credit, reached 109.6% in the third quarter of 2020, an increase of 22.9 percentage points compared to the previous quarter mainly as a result of lower Operating Revenues. Adjusting for the incremental severance expenses in the quarter, Risk-Adjusted Efficiency Ratio would have been 107.4%.

When compared to the third quarter of 2019, the Risk-Adjusted Efficiency Ratio increased by 34.3 percentage points, primarily due to a lower Operating Revenues.

1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes.

Distribution Network

Points of Service in Chile

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking.

Branches | Chile and New York

As of September 30, 2020, we had 184 branches, 4 less compared to the second quarter of 2020 and 10 branches less when compared to the third quarter of 2019.

Automated Teller Machines (ATMs) | Chile

By the end of the third quarter of 2020, the number of ATMs totaled 406 in Chile, 2 ATMs less than the previous quarter and a 11.4% reduction when compared to the third quarter of 2019. Additionally, our customers had access to over 7,000 ATMs in Chile through our agreement with Redbanc.


0.0%
0.0%
0.0%
-4.0%
0.0%
0.0%
-0.5%
-2.6%
-2.1%
147
147
147
139
139
140
139
136
133
54
54
52
51
sept-18
dec-18
mar-19
jun-19
sept-19
dec-19
mar-20
jun-20
sept-20
Itaú
Banco Condell*
Δ% Branches Chile QoQ


-7.4%
sept-18
dec-18
mar-19
jun-19
sept-19
dec-19
mar-20
jun-20
sept-20
Itaú
Banco Condell*
Δ% ATMs Chile QoQ

Itaú Corpbanca

29

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- At the end of the third quarter of 2020, our total consolidated credit portfolio in Chile reached Ch$18.9 trillion, a decrease of 2.5% from the previous quarter and an increase of 6.2% from the third quarter of 2019.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	3Q20	2Q20	change	3Q19	change
Wholesale lending - Chile	**12,693,616**	**13,108,831**	**-3.2%**	**11,884,880**	**6.8%**
Commercial loans	10,894,684	11,060,008	-1.5%	10,066,389	8.2%
Foreign trade loans	1,145,899	1,366,568	-16.1%	1,100,862	4.1%
Leasing and factoring	653,033	682,255	-4.3%	717,629	-9.0%
Retail lending - Chile	**6,220,447**	**6,286,125**	**-1.0%**	**5,925,995**	**5.0%**
Residential Mortgage loans	**4,521,742**	**4,490,031**	**0.7%**	**4,040,448**	**11.9%**
Consumer loans	**1,698,705**	**1,796,094**	**-5.4%**	**1,885,547**	**-9.9%**
Consumer installment loans	1,249,963	1,300,052	-3.9%	1,292,760	-3.3%
Current account overdrafts	122,160	146,655	-16.7%	202,677	-39.7%
Credit card debtors	326,172	348,897	-6.5%	389,614	-16.3%
Other loans and receivables	410	490	-16.3%	496	-17.3%
TOTAL LOANS	**18,914,063**	**19,394,956**	**-2.5%**	**17,810,875**	**6.2%**

Our portfolio in Chile grew 6.2% year-over-year and decreased 2.5% in the quarter. It is important to mention that the credit growth of the last two quarters have been impacted by the COVID-19 pandemic affecting the economic growth.

Our commercial loans were negatively impacted by lower economic activity in the period. Meanwhile we continue to strengthen the relationship with our clients and to further improve our service levels. In the third quarter of 2020, the wholesale portfolio decreased 3.2% when compared to the previous quarter, totaling Ch$12.7 trillion. We have grown our commercial portfolio at a 6.8% pace in the last 12-month period ended in September 30, 2020, and 8.1% when excluding student loans that are part of this portfolio. This performance is partially explained by additional credit lines that are part of the Chilean government economic package for the COVID-19 pandemic.

Our retail loan portfolio reached Ch$6.2 trillion at the end of the third quarter of 2020, a decrease of 1.0% when compared to the previous quarter. Despite this reduction, our consumer loan portfolio continues to outperform the overall market pace as a result of our segmentation strategy and digital offering.

Our mortgage portfolio increased 0.7% in the quarter and 11.9% when compared to the third quarter of 2019. Our 12-month growth pace continue to overcome the market growth.

Chile continued to open its economy as the 3Q20 unfolded given the contagion rate was kept under control. Inter-regional travel for certain areas in the country also resumed, likely initiating the recovery of the tourism industry. As the quarter ended, the percentage of the population still under strict lockdown was between 10%-20%, compared to over 50% at the start of the quarter. Policy measures, including cash transfers, a one-off pension withdrawal and credit incentives, also aided the recovery momentum. The administration has committed roughly USD 28 billion (11% of GDP) for measures to combat COVID-19 and reactivate the economy going forward.

The expectations of companies and consumers have continued to recover, with the latter still firmly in pessimistic terrain. Nevertheless, credit dynamism is slowing. Commercial credit continues to grow at an annual rate that exceeds the early months of the year, due to various stimulus programs, but is now decelerating as demand for working capital funds declines. Consumer loans continue to contract, while mortgages are stabilizing at the margin.

Itaú Corpbanca

30

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pa ges 19 and 20:

In Ch$ million	3Q20			2Q20			%	3Q19			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**71,234**	**(198)**	**71,036**	**74,203**	**(3,763)**	**70,440**	**0.8%**	**78,131**	**(2,288)**	**75,843**	**-6.3%**
Managerial Financial Margin	62,745	(189)	62,556	66,858	(3,398)	63,460	-1.4%	68,114	(1,992)	66,121	-5.4%
Financial Margin with Clients	49,568	(153)	49,414	53,210	(2,688)	50,522	-2.2%	57,694	(1,673)	56,021	-11.8%
Financial Margin with the Market	13,177	(35)	13,142	13,648	(710)	12,938	1.6%	10,420	(319)	10,100	30.1%
Commissions and Fees	8,489	(9)	8,480	7,345	(365)	6,980	21.5%	10,017	(296)	9,722	-12.8%
Cost of Credit	**(5,097)**	**154**	**(4,943)**	**(18,808)**	**907**	**(17,901)**	**-72.4%**	**(23,323)**	**654**	**(22,669)**	**-78.2%**
Provision for Loan Losses	(8,928)	160	(8,768)	(21,126)	1,028	(20,099)	-56.4%	(28,636)	811	(27,826)	-68.5%
Recovery of Loans Written Off as Losses	3,831	(6)	3,825	2,319	(121)	2,198	74.0%	5,313	(157)	5,156	-25.8%
Non-interest Expenses	**(44,568)**	**127**	**(44,441)**	**(46,555)**	**2,385**	**(44,169)**	**0.6%**	**(45,747)**	**1,331**	**(44,417)**	**0.1%**
Personnel Expenses	(22,310)	53	(22,257)	(25,755)	1,311	(24,444)	-8.9%	(22,402)	654	(21,749)	2.3%
Administrative Expenses	(19,169)	64	(19,104)	(17,676)	914	(16,762)	14.0%	(20,797)	602	(20,194)	-5.4%
Depreciation, Amortization and Impairment	(3,090)	10	(3,080)	(3,124)	160	(2,964)	3.9%	(2,549)	75	(2,474)	24.5%
Income before Tax and Minority Interests	**21,570**	**83**	**21,653**	**8,841**	**(472)**	**8,369**	**158.7%**	**9,060**	**(303)**	**8,757**	**147.3%**
Income Tax Expense	(10,287)	(27)	(10,314)	(3,152)	166	(2,986)	245.4%	(1,749)	73	(1,676)	515.6%
Minority Interests in Subsidiaries	(1,452)	(8)	(1,460)	(638)	35	(603)	142.0%	(2,355)	74	(2,281)	-36.0%
Costs of hedge positions	(6,198)	11	(6,187)	(6,789)	306	(6,483)	-4.6%	(2,656)	76	(2,580)	139.8%
Recurring Net Income	**3,632**	**59**	**3,691**	**(1,739)**	**35**	**(1,704)**	**-316.7%**	**2,301**	**(81)**	**2,220**	**66.3%**

In Ch$ million	9M20			9M19			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**223,310**	**(11,325)**	**211,986**	**245,952**	**(7,704)**	**238,248**	**-11.0%**
Managerial Financial Margin	198,965	(10,157)	188,808	217,325	(6,807)	210,518	-10.3%
Financial Margin with Clients	162,856	(8,416)	154,439	179,441	(5,568)	173,873	-11.2%
Financial Margin with the Market	36,110	(1,741)	34,369	37,884	(1,240)	36,645	-6.2%
Commissions and Fees	24,345	(1,167)	23,178	28,626	(897)	27,730	-16.4%
Cost of Credit	**(44,086)**	**2,371**	**(41,715)**	**(63,793)**	**1,981**	**(61,812)**	**-32.5%**
Provision for Loan Losses	(54,105)	2,881	(51,225)	(76,735)	2,382	(74,353)	-31.1%
Recovery of Loans Written Off as Losses	10,019	(510)	9,509	12,942	(401)	12,541	-24.2%
Non-interest Expenses	**(137,406)**	**6,845**	**(130,561)**	**(133,581)**	**4,154**	**(129,427)**	**0.9%**
Personnel Expenses	(71,268)	3,558	(67,710)	(66,743)	2,079	(64,665)	4.7%
Administrative Expenses	(56,850)	2,825	(54,025)	(57,720)	1,790	(55,930)	-3.4%
Depreciation. Amortization and Impairment	(9,287)	461	(8,826)	(9,117)	285	(8,832)	-0.1%
Income before Tax and Minority Interests	**41,819**	**(2,109)**	**39,710**	**48,578**	**(1,569)**	**47,009**	**-15.5%**
Income Tax Expense	(16,665)	675	(15,990)	(16,290)	523	(15,767)	1.4%
Minority Interests in Subsidiaries	(3,045)	170	(2,875)	(10,122)	328	(9,794)	-70.6%
Costs of hedge positions	(15,884)	680	(15,203)	(7,241)	187	(7,054)	115.5%
Recurring Net Income	**6,225**	**(584)**	**5,641**	**14,924**	**(530)**	**14,394**	**-60.8%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2045 per COP as of September 30, 2020.

Itaú Corpbanca

31

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Financial Margin

Highlights

- The Financial Margin with Clients decreased 2.2% in the quarter, mainly due to lower liabilities margin related to lower TPM interest rate (monetary policy rate of Colombia).
- Financial Margin with the Market is relatively stable when compared to the second quarter of 2020 and increased 30.1% when compared to the third quarter of 2019.

Ch$ million

Managerial Financial Margin

Financial Margin with Clients
Ch$ 49.4 billion
▼ - 2.2% (3Q20/2Q20)
▼ - 11.8% (3Q20/3Q19)

Financial Margin with the Market
Ch$ 13.1 billion
▲ + 1.6% (3Q20/2Q20)
▲ + 30.1% (3Q20/3Q19)


66,121
10,100
56,021
3Q19
59,092
5,550
53,542
4Q19
62,792
8,289
54,503
1Q20
63,460
12,938
50,522
2Q20
62,556
13,142
49,414
3Q20
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Colombia).

Change in the Financial Margin with Clients Breakdown


50,522
(949)
(359)
(273)
49,414
1
2
3
4

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

1 **Loan portfolio mix (-Ch$118 million)**: mainly due to a decrease of retail loans portfolio as a percentage of total average balance.

2 **Average asset portfolio, assets spreads and liabilities margin (-Ch$949 million)**: mainly due to a lower liabilities margin related to lower TPM interest rate (monetary policy rate of Colombia).

3 **Commercial spreads on derivatives and FX transactions with clients (-Ch359 million)**: mainly due to a lower activity in derivatives and FX transactions with wholesale clients.

4 **Working capital and others (-Ch273 million)**: primarily due to the negative effect as result of the reduction of the TPM interest rate (monetary policy rate of Colombia).

Itaú Corpbanca
32

Management Discussion & Analysis | Income Statement Analysis

Itaú

Annualized average rate of financial margin with clients


3.9%
3.8%
3.9%
3.5%
3.5%
2.3%
2.3%
2.5%
2.2%
3.1%
3Q19
4Q19
1Q20
2Q20
3Q20
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	3Q20 Average Balance	3Q20 Financial Margin	3Q20 Average Rate	2Q20 Average Balance	2Q20 Financial Margin	2Q20 Average Rate
Financial Margin with Clients	5,650,513	49,414	3.5%	5,891,974	50,522	3.5%
Cost of Credit		(4,943)			(17,901)	
Risk-Adjusted Financial Margin with Clients	5,650,513	44,471	3.1%	5,891,974	32,621	2.2%

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

Financial Margin with Clients:

▲ +3 bp

- Mainly due to negative impacts of TPM interest rate (monetary policy rate of Colombia), partially offset by a lower Average Balance.

Risk-Adjusted Financial Margin with Clients:

▲ +91 bp

- Increase mainly due to lower Cost of Credit in the quarter.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages proprietary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite.

Financial Margin with the Market reached Ch$13.1billion, relatively stable when compared to the second quarter of 2020.


Ch$ million
10,926
11,148
10,549
9,046
9,219
10,100
5,550
8,289
12,938
13,142
3Q19
4Q19
1Q20
2Q20
3Q20
Financial Margin with the Market
1-year moving average

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020

Itaú Corpbanca

33

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees

Highlights

- In the third quarter of 2020, Commissions and Fees amounted to Ch$8.5 billion, a 21.5% increase from the previous quarter, mainly driven by an increase in Insurance Brokerage and Asset Management fees.
- Asset Management and Insurance Brokerage account for 69% of our Total Commission and Fees in Colombia, 36% and 33%, respectively in 3Q20.

In Ch$ million	3Q20	2Q20	change		3Q19	change		9M20	9M19	change	
Insurance Brokerage	2,793	1,718	1,075	62.6%	1,466	1,327	90.5%	6,169	4,997	1,172	23.4%
Credit Operations and Guarantees Provided	704	594	110	18.5%	820	(116)	-14.1%	2,252	3,148	(896)	-28.5%
Asset Management	3,084	2,565	519	20.2%	3,227	(143)	-4.4%	8,100	8,936	(836)	-9.4%
Financial Advisory	450	609	(159)	-26.2%	830	(380)	-45.8%	2,061	2,251	(190)	-8.4%
Cash Management	1,509	1,166	343	29.4%	1,717	(207)	-12.1%	4,140	4,772	(631)	-13.2%
Others	(60)	327	(387)	-	1,662	(1,722)	-	457	3,626	(3,170)	-87.4%
Total Commissions and Fees	**8,480**	**6,980**	**1,500**	**21.5%**	**9,722**	**(1,242)**	**-12.8%**	**23,178**	**27,730**	**(4,552)**	**-16.4%**

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

Commissions and Fees Breakdown

3Q20


-0.7%
33%
8%
36%
5%
18%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Others

2Q20


5%
25%
9%
37%
9%
17%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Others

Itaú Corpbanca

34

Management Discussion & Analysis | Income Statement Analysis

Itaú

Cost of Credit

In Ch$ million	3Q20	2Q20	change		3Q19	change		9M20	9M19	change	
Provision for Loan Losses	(8,768)	(20,099)	11,331	-56.4%	(27,826)	19,058	-68.5%	(51,225)	(74,353)	23,129	-31.1%
Recovery of Loans Written Off as Losses	3,825	2,198	1,627	74.0%	5,156	(1,332)	-25.8%	9,509	12,541	(3,032)	-24.2%
Cost of Credit	(4,943)	(17,901)	12,958	-72.4%	(22,669)	17,726	-78.2%	(41,715)	(61,812)	20,097	-32.5%

Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

In the third quarter of 2020, Cost of Credit amounted to Ch$4.9 billion, a 72.4% decrease from the second quarter 2020, mainly due to positive impacts related to the sale of assets received in lieu of payment and higher recoveries in the period.

When compared to the third quarter of 2019, Cost of Credit decreased 78.2%, mainly related to lower NPLs as a result of the measures taken to support our clients during the COVID-19 pandemic.

Cost of Credit and Loan Portfolio


2.0
2.0
1.7
1.6
0.4
27,826
26,705
22,358
20,099
8,768
22,669
21,451
18,871
17,901
4,943
3Q19
4Q19
1Q20
2Q20
3Q20
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

Note: Provision from loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.
(*) Average Loan Portfolio

At the end of the third quarter of 2020, our provision for loan losses was Ch$8.8 billion, 56.4% lower than the second quarter of 2020.

The Cost of Credit over loan portfolio decreased 1.1 percentage points in the third quarter of 2020 and when compared to the third quarter of 2019, decreased 1.5 percentage points.

Allowance for Loan Losses and Loan Portfolio


5.72
5.63
5.72
5.44
5.30
5.55
5.21
5.53
5.02
254,309
253,338
254,751
248,225
243,479
242,758
246,107
247,563
232,883
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
Allowances for loan losses (Ch$ million) - Colombia
Allowances for loan losses / Loan portfolio (%)

Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

As of September 30, 2020, the loan portfolio decreased by 2.1% in constant currency compared to June 30, 2020, reaching Ch$4.49 trillion. The allowance for loan losses decreased 5.9% in the quarter, totaling Ch$232.9 billion. The ratio of allowance for loan losses to average loan portfolio decreased from 5.53% as of June 30, 2020 to 5.02% as of September 30, 2020.

Itaú Corpbanca 35

Management Discussion & Analysis
Income Statement Analysis
Itaú

Credit Quality

Delinquency Ratios

Non-Performing Loans

Ch$ million


471,364
452,947
473,725
477,998
484,063
653,665
671,186
579,262
502,007
140,763
137,531
142,760
148,313
158,997
182,849
188,328
184,123
157,034
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Non-performing Loans over 90 days - Total
Non-performing Loans over 90 days - Colombia

Note: NPLs for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

The portfolio of credits 90 days overdue decreased 14.7% in the third quarter of 2020 compared to the previous quarter, mainly due to a decrease in NPLs of commercial loans associated to COVID-19 pandemic support that allowed our client to postpone installments with a grace period.

When compared to the third quarter of 2019, this portfolio decreased 1.2%.

NPL Ratio (%) by Segments | over 90 days


3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
Commercial
Mortgage
Consumer
Total

On September 30, 2020, the NPL ratio over 90 days for consumer loans increased 0.28 percentage points, for mortgage loans decreased 0.31 percentage points both compared to the previous quarter. The NPL ratio over 90 days for commercial loans decreased 0.73 percentage points.

Total NPL ratio over 90 days decreased from 4.01% to 3.50% in the third quarter of 2020.

NPL Ratio (%) | over 90 days


3.19
3.06
3.15
3.23
3.47
4.17
4.16
4.01
3.50
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Colombia

The NPL ratio of credits 90 days overdue decreased 52 basis points in the third quarter of 2020 compared to the previous quarter, and reached 3.50% by the end of September 30, 2020.

When compared to the same period of 2019, the ratio decrease 3 basis points.

Coverage Ratio (%) | 90 days


181
184
178
167
153
133
131
134
148
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Colombia

As of September 30, 2020, the 90-day coverage ratio reached 148%, an increase of 14 percentage points compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 5 percentage points.

Itaú Corpbanca
36

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio Write-Off


3.46
1.08
1.69
1.99
1.85
2.24
1.53
2.10
3.12
38.5
12.2
19.0
22.9
21.1
24.8
16.7
23.9
35.7
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
Write-off (Ch$ billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters

Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

In the third quarter of 2020, the loan portfolio write-off totaled Ch$35.7 billion, a 49,4% increase compared to the previous quarter, mainly due to higher write-offs in the commercial portfolio. The ratio of written-off operations to loan portfolio average balance reached 3.12%, a 102 basis points increase compared to the second quarter of 2020.

Recovery of Loans Written-off as Losses


Ch$ million
5,156
5,255
3,487
2,198
3,825
3Q19
4Q19
1Q20
2Q20
3Q20
Recovery of Loan Written-off as Losses (Ch$ million) - Colombia

Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

In this quarter, income from recovery of loans written-off as losses increased Ch$1.63 billion, or 74.0% from the previous quarter.

Compared to the same quarter in 2019, the income from recovery of loans written-off as losses decreased by Ch$1.3 billion or 25.8%.

NPL Creation


Ch$ billion
48.8
8.9
24.2
28.4
31.8
48.7
22.2
19.7
8.6
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
Colombia

Note: NPL creation for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

In the third quarter of 2020, NPL Creation reached Ch$8.6 billion, a 43.7% decrease compared to the previous quarter.

NPL Creation Coverage


88
55
101
102
101
3Q19
4Q19
1Q20
2Q20
3Q20
Colombia (%)

Note: The ratio NPL Creation and Provision for Loan Losses in constant currency.

In the third quarter of 2020, total NPL Creation coverage reached 101%, a decrease of 1 percentage points compared to the previous quarter.

When compared to the third quarter of 2019, increased 14 percentage points.

Itaú Corpbanca 37

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$44.4 billion in the quarter, a 0.6% increase as compared to the second quarter of 2020 and 0.1% increase when compared to the third quarter of 2019.

In Ch$ million	3Q20	2Q20	change		3Q19	change		9M20	9M19	change	
Personnel expenses	(22,257)	(24,444)	2,187	-8.9%	(21,749)	(508)	2.3%	(67,710)	(64,665)	(3,046)	4.7%
Administrative expenses	(19,104)	(16,762)	(2,342)	14.0%	(20,194)	1,090	-5.4%	(54,025)	(55,930)	1,905	-3.4%
Personnel and Administrative Expenses	**(41,361)**	**(41,205)**	**(155)**	**0.4%**	**(41,943)**	**582**	**-1.4%**	**(121,735)**	**(120,594)**	**(1,141)**	**0.9%**
Depreciation amortization and impairment	(3,080)	(2,964)	(116)	3.9%	(2,474)	(606)	24.5%	(8,826)	(8,832)	6	-0.1%
Total Non-interest Expenses	**(44,441)**	**(44,169)**	**(271)**	**0.6%**	**(44,417)**	**(24)**	**0.1%**	**(130,561)**	**(129,427)**	**(1,135)**	**0.9%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2045 per COP as of September 30, 2020.

Personnel Expenses

Personnel expenses reached Ch$22.3 billion in the third quarter of 2020, a 8.9% decrease when compared to the previous quarter, mainly due to lower provisions. Compared to the third quarter of 2019, there was a 2.3% increase in expenses.

Administrative Expenses

Administrative expenses amounted to Ch$19.1 billion in the third quarter of 2020, a 14.0% increase compared to the previous quarter, mainly due to reversal of provision related to changes in Colombian tax regulations in the second quarter of 2020.

When compared to the third quarter of 2019, there is a 5.4% decrease.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$3.1 billion in the third quarter of 2020, a 3.9% increase compared to the second quarter of 2020.

When compared to the third quarter of 2019, there is a 24.5% increase.

Headcount


3,417
2,297
3,115
Colombia
Δ% QoQ

3,115
Headcount in Colombia and Panamá at the end of the 3Q20

▼ - 5.5% (3Q20/2Q20)
▼ - 8.8% (3Q20/3Q19)

The total number of employees including Itaú (Panama) was 3,115 at the end of the third quarter of 2020, compared to 3,297 in the second quarter of 2020 and 3,417 at the end of the third quarter of 2019, a 8.8% reduction in headcount for the 12-month period ended in September 30, 2020.

Itaú Corpbanca 38

Management Discussion & Analysis | Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes Cost of Credit.


88.4%
107.8%
85.4%
88.1%
69.7%
58.6%
76.3%
59.4%
62.7%
62.6%
3Q19
4Q19
1Q20
2Q20
3Q20
Efficiency ratio
Risk Adjusted Efficiency ratio

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2045 per COP as of September 30, 2020.

Risk-Adjusted Efficiency Ratio = Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit / Managerial Financial Margin + Commissions and Fees

Efficiency Ratio

In the third quarter of 2020, our efficiency ratio reached 62.6%, an increase of 0.2 percentage points when compared to the second quarter of 2020. This is mainly due to the similar variation of Operation Revenues and Non-interest Expense.

When compared to the third quarter of 2019, the efficiency ratio increased 4.0 percentage points, primarily due to lower operating revenues.

Risk-Adjusted Efficiency Ratio[1]

The risk-adjusted efficiency ratio, which also includes the Cost of Credit, reached 69.7% in the third quarter of 2020, a 18.4 percentage points decrease compared to the previous quarter mainly due to lower Cost of Credit.

When compared to the third quarter of 2019, the risk-adjusted efficiency ratio decreased by 18.7 percentage points primarily due to lower Cost of Credit and lower Operating Revenues.

1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes.

Distribution Network

Points of Service in Colombia

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, internet banking and telephone banking.

Branches | Colombia and Panama

As of September 30, 2020, we had 111 branches in both Colombia and Panama under the brand "Itaú", 16 branches or 12.6% less compared to the previous quarter.


162
161
161
157
153
127
128
127
111
-12.6%
sept-18
dec-18
mar-19
jun-19
sept-19
dec-19
mar-20
jun-20
sept-20
Colombia
Δ% Branches Colombia QoQ

Automated Teller Machines (ATMs) | Colombia

By the end of the third quarter of 2020, the number of ATMs totaled 125 in Colombia, a 12.0% decreases compared to the second quarter of 2020. This is connected to the footprint optimization implemented on the previous quarters. However, our customers continued to have access to over 16,000 ATMs in Colombia through Colombia's financial institutions.


ATMs in Colombia
Colombia
Δ% ATMs Colombia QoQ

Itaú Corpbanca

39

Management Discussion & Analysis | Balance Sheet
Itaú

Credit Portfolio

Highlights

- Excluding the effect of the foreign exchange variation, at the end of the third quarter of 2020, the Colombian portfolio decreased 2.1% and reached Ch$4.49 trillion when compared to the previous quarter and a 2.1% decrease compared to the third quarter 2019.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	3Q20	2Q20	change	3Q19	change
Wholesale lending	**3,125,718**	**3,227,036**	**-3.1%**	**3,186,496**	**-1.9%**
Commercial loans	2,686,544	2,786,497	-3.6%	2,733,957	-1.7%
Current account overdrafts	3,346	3,979	-15.9%	14,988	-77.7%
Leasing and factoring	429,842	430,174	-0.1%	426,226	0.8%
Other loans and receivables	5,986	6,385	-6.3%	11,326	-47.1%
Retail lending	**1,362,507**	**1,359,562**	**0.2%**	**1,396,765**	**-2.5%**
Residential Mortgage loans	**606,327**	**605,310**	**0.2%**	**592,197**	**2.4%**
Housing leasing	303,752	304,590	-0.3%	300,613	1.0%
Other mortgage loans	302,575	300,720	0.6%	291,584	3.8%
Consumer loans	**756,180**	**754,253**	**0.3%**	**804,569**	**-6.0%**
Consumer loans payments	604,473	604,518	0.0%	642,420	-5.9%
Current account overdrafts	1,677	1,497	12.0%	2,636	-36.4%
Credit card debtors	112,893	109,196	3.4%	113,630	-0.6%
Leasing consumer	1,368	1,689	-19.0%	3,005	-54.5%
Other loans and receivables	35,769	37,354	-4.2%	42,877	-16.6%
TOTAL LOANS	**4,488,225**	**4,586,599**	**-2.1%**	**4,583,261**	**-2.1%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2045 per COP as of September 30, 2020.

As a result of the economic conditions in Colombia related to the effects of the COVID-19 pandemic, the consumer loan portfolio has been the most affected, slowing down the growth pace that the financial market had shown in previous quarters.

The wholesale loan portfolio decreased 3.1% in the third quarter of 2020, totaling Ch$3.13 trillion.

Our retail loan portfolio reached Ch$1.36 trillion at the end of the third quarter of 2020, an increase of 0.2% compared to the previous quarter.

Residential mortgage loans reached Ch$606.3 billion at the end of the third quarter of 2020, an increase of 0.2% compared to the previous quarter and an increase of 2.4% compared to September 30, 2019.

On the other hand, consumer loans reached Ch$756.2 billion, a 0.3% increase when compared to the previous quarter and a 6.0% decrease when compared to September 30, 2019.

September was the first month since March without mobility restrictions, as the government switched to selective isolation from mandatory quarantines. Key activities, such as transportation of passengers, work in offices, retail, restaurants and construction resumed with virtually no spatial restrictions. With a focus on economic recovery, investments gained share in the 2021 budget. Congress approved the COP 314 trillion (USD 84.5 billion) budget for 2021, an 8.3% increase from the 2020 budget (12% this year). Low inflation and below-target inflation expectations made room for an unexpected 25-bp rate cut, to 1.75% in September.

Overall, still weak activity, a fragile labor market, contained inflationary pressures, and still elevated uncertainty both on the domestic and external fronts convinced a majority of the board (4-3 split) to lower rates further. Going forward, the central bank has reiterated the limited space available for more easing, and indicated that a split decision is a sign that the end of a cycle is approaching. Meanwhile, the government received approval to expand the Flexible Credit Line (FCL) with the IMF, from approximately USD 10.8 billion to USD 17.3 billion, and signaled that a portion is likely to be allocated to finance budget needs this year.

Itaú Corpbanca 40

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Assets

In Ch$ million, end of period	3Q20	2Q20	change	3Q19	change
Cash and deposits in banks	3,943,080	2,129,179	85.2%	828,517	375.9%
Cash items in process of collection	406,308	279,417	45.4%	600,402	-32.3%
Trading investments	422,535	431,128	-2.0%	219,179	92.8%
Investments under resale agreements	172,087	86,118	99.8%	168,945	1.9%
Financial derivatives contracts	4,466,884	5,419,649	-17.6%	3,208,718	39.2%
Interbank loans, net	86,840	69,585	24.8%	109,516	-20.7%
Loans and accounts receivable from customers, net of loan loss allowances	22,624,495	23,469,466	-3.6%	21,825,974	3.7%
Available-for-sale investments	2,514,133	4,697,096	-46.5%	2,592,082	-3.0%
Held-to-maturity investments	90,768	170,013	-46.6%	150,726	-39.8%
Investments in associates and other companies	14,228	15,478	-8.1%	9,689	46.8%
Intangible assets[1]	771,338	778,459	-0.9%	1,584,075	-51.3%
Property, plan and equipment	237,850	248,574	-4.3%	260,987	-8.9%
Current taxes	18,279	50,692	-63.9%	75,583	-75.8%
Deferred taxes	251,282	246,720	1.8%	177,563	41.5%
Other assets	711,808	877,815	-18.9%	664,845	7.1%
Total Assets	**36,731,915**	**38,969,389**	**-5.7%**	**32,476,801**	**13.1%**

1- Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019

At the end of the third quarter of 2020, our assets totaled Ch$36.7 trillion, a decrease of Ch$2,237 billion or 5.7% from previous quarter, as presented below:


Ch$ billion
(2,271)
(845)
1,618
127
86
(953)
(2,237)
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Sep-20 - Jun-20

Compared to the previous year, total assets increased by Ch$4,255 billion or 13.1%. The main changes are presented below:


Ch$ billion
65
799
2,324
(194)
3
1,258
4,255
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Sep-20 - Sep-19

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments

** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets

Asset Breakdown

September 30, 2020

Ch$ 36.7 trillion

▼ - 5.7% (Sep-20 vs. Jun-20)

▲ + 13.1% (Sep-20 vs. Sep-19)


63.7%
11.0%
8.2%
12.2%
0.5%
2.3%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 30.6 trillion

▼ - 5.4% (Sep-20 vs. Jun-20)

▲ + 16.0% (Sep-20 vs. Sep-19)

Ch$ 6.1 trillion

▼ -7.4 (Sep-20 vs. Jun-20)

▲ + 0.3% (Sep-20 vs. Sep-19)


29,075
29,456
29,557
31,163
32,477
33,740
38,416
38,969
36,732
23%
23%
23%
23%
22%
21%
19%
19%
18%
77%
77%
77%
77%
78%
79%
81%
81%
82%
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Chile
Colombia

Itaú Corpbanca

41

Management Discussion & Analysis | Balance Sheet

Itaú

Liabilities

In Ch$ million, end of period	3Q20	2Q20	change	3Q19	change
Deposits and other demand liabilities	5,661,945	5,676,353	-0.3%	4,379,085	29.3%
Cash items in process of being cleared	381,006	271,467	40.4%	542,067	-29.7%
Obligations sold under repurchase agreements	437,330	612,950	-28.7%	390,488	12.0%
Time deposits and other time liabilities	12,092,389	12,558,879	-3.7%	11,030,415	9.6%
Financial derivatives contracts	4,118,822	5,055,485	-18.5%	2,869,865	43.5%
Interbank borrowings	4,292,982	4,434,197	-3.2%	2,432,249	76.5%
Issued debt instruments	6,179,471	6,686,772	-7.6%	6,282,910	-1.6%
Other financial liabilities	8,401	9,214	-8.8%	14,057	-40.2%
Current taxes	2,687	14529	-81.5%	8	33487.5%
Deferred taxes	268	260	3.1%	274	-2.2%
Provisions	211,744	160,679	31.8%	196,844	7.6%
Other liabilities[1]	771,099	876,764	-12.1%	684,335	12.7%
Total Liabilities	**34,158,144**	**36,357,549**	**-6.0%**	**28,822,597**	**18.5%**
Attributable to Shareholders	**2,496,130**	2,530,802	**-1.4%**	**3,427,114**	-27.2%
Non-controlling interest	77,641	81,038	-4.2%	227,090	-65.8%
Total Equity and Liabilities	**36,731,915**	**38,969,389**	**-5.7%**	**32,476,801**	**13.1%**

1- Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the first quarter of 2020, compared to the previous quarter, are presented in the chart below:


Ch$ billion
(466)
(14)
(176)
(507)
(937)
(137)
(2,237)

Compared to the previous year, the main changes in liabilities are highlighted as follows:


Ch$ billion
1,062
1,283
47
(103)
1,249
718
4,255

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca

42

Management Discussion & Analysis | Balance Sheet by Currency

Balance Sheet by Currency

Assets | September 30, 2020

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	3,943,080	3,512,728	2,467,547	-	1,045,181	430,352
Cash items in process of collection	406,308	405,697	228,521	-	177,176	611
Trading investments	422,535	97,718	97,378	340	-	324,817
Investments under resale agreements	172,087	68,783	68,783	-	-	103,304
Financial derivatives contracts	4,466,884	4,272,813	2,779,879	357,398	1,135,536	194,071
Interbank loans, net	86,840	27,333	-	-	27,333	59,507
Loans and accounts receivable from customers, net of loan loss allowances	22,624,495	18,369,153	6,093,011	8,995,430	3,280,712	4,255,342
Available-for-sale investments	2,514,133	2,086,590	1,490,002	489,910	106,678	427,543
Held-to-maturity investments	90,768	8,025	-	-	8,025	82,743
Investments in associates other companies	14,228	11,007	11,007	-	-	3,221
Intangible assets	771,338	731,835	731,619	-	216	39,503
Property, plant and equipment	237,850	188,903	180,533	-	8,370	48,947
Current taxes	18,279	3,189	2,885	-	304	15,090
Deferred taxes	251,282	220,906	201,314	-	19,592	30,376
Other assets	711,808	633,257	142,111	43,445	447,701	78,551
Total Assets	**36,731,915**	**30,637,937**	**14,494,590**	**9,886,523**	**6,256,824**	**6,093,978**

Liabilities | September 30, 2020

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	5,661,945	3,660,580	3,001,836	3,426	655,318	2,001,365
Cash items in process of being cleared	381,006	380,988	165,146	-	215,842	18
Obligations sold under repurchase agreements	437,330	346,485	346,485	-	-	90,845
Time deposits and other time liabilities	12,092,389	10,369,646	8,042,939	406,248	1,920,459	1,722,743
Financial derivatives contracts	4,118,822	3,951,622	2,351,110	442,668	1,157,844	167,200
Interbank borrowings	4,292,982	3,705,752	2,257,354	-	1,448,398	587,230
Issued debt instruments	6,179,471	5,445,486	841,444	4,604,042	-	733,985
Other financial liabilities	8,401	8,401	8,401	-	-	-
Current taxes	2,687	2,439	2,439	-	-	248
Deferred taxes	268	-	-	-	-	268
Provisions	211,744	144,900	136,276	-	8,624	66,844
Other liabilities	771,099	647,693	177,699	254,343	215,651	123,406
Total Liabilities	**34,158,144**	**28,663,992**	**17,331,129**	**5,710,727**	**5,622,136**	**5,494,152**
Capital	1,862,826	1,781,771	1,781,771	-	-	81,055
Reserves	1,195,849	564,063	564,063	-	-	631,786
Valuation adjustment	17,535	(4,150)	(4,150)	-	-	21,685
Retained Earnings:	**(580,080)**	(444,392)	(831,144)	155,032	231,720	(135,688)
Retained earnings or prior years	156,342	230,306	230,306	-	-	(73,964)
Income for the period	(736,422)	(674,698)	(1,061,450)	155,032	231,720	(61,724)
Minus: Provision for mandatory dividend	-	-	-	-	-	-
Equity attributable to shareholders	2,496,130	1,897,292	1,510,540	155,032	231,720	598,838
Non-controlling interest	77,641	76,653	76,653	-	-	988
Total Equity	**2,573,771**	**1,973,945**	**1,587,193**	**155,032**	**231,720**	**599,826**
Total Liabilities and Equity	**36,731,915**	**30,637,937**	**18,918,322**	**5,865,759**	**5,853,856**	**6,093,978**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca

43

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- By the end of the third quarter of 2020, our total credit portfolio reached Ch$23.4 trillion, decreasing 3.6% from the previous quarter and an increase of 4,0% from the same period of the previous year. The decrease was mainly driven by a lower performance in the Chilean wholesale portfolio in the quarter.
- In constant currency, total loans in Colombia decreased 2.1% in the third quarter of 2020 and decrease 2.1% in the 12-month period ended September 30, 2020. The decrease in the third quarter of 2020 was mainly driven by the wholesale segment with a 3.1% decrease (see details on page 42). Considering the 6.3% depreciation of the exchange rate of the Colombian peso, the loan portfolio for Colombia has decreased 8.3% in the last quarter and 4.3% in the 12-month period ended September 30, 2020.

In Ch$ million, end of period	3Q20	2Q20	change	3Q19	change
Wholesale lending	**15,819,334**	**16,552,055**	**-4.4%**	**15,144,611**	**4.5%**
Chile	**12,693,616**	**13,108,831**	**-3.2%**	**11,884,880**	**6.8%**
Commercial loans	10,894,684	11,060,008	-1.5%	10,066,389	8.2%
Foreign trade loans	1,145,899	1,366,568	-16.1%	1,100,862	4.1%
Leasing and Factoring	653,033	682,255	-4.3%	717,629	-9.0%
Colombia	**3,125,718**	**3,443,224**	**-9.2%**	**3,259,731**	**-4.1%**
Commercial loans	2,695,876	2,984,231	-9.7%	2,823,709	-4.5%
Leasing and Factoring	429,842	458,993	-6.4%	436,022	-1.4%
Retail lending	**7,582,954**	**7,736,768**	**-2.0%**	**7,354,862**	**3.1%**
Chile	**6,220,447**	**6,286,125**	**-1.0%**	**5,925,995**	**5.0%**
Consumer loans	1,698,705	1,796,094	-5.4%	1,885,547	-9.9%
Residential mortgage loans	4,521,742	4,490,031	0.7%	4,040,448	11.9%
Colombia	**1,362,507**	**1,450,643**	**-6.1%**	**1,428,867**	**-4.6%**
Consumer loans	756,180	804,782	-6.0%	823,060	-8.1%
Residential mortgage loans	606,327	645,861	-6.1%	605,807	0.1%
TOTAL LOANS	**23,402,288**	**24,288,823**	**-3.6%**	**22,499,473**	**4.0%**
Chile	18,914,063	19,394,956	-2.5%	17,810,875	6.2%
Colombia	4,488,225	4,893,867	-8.3%	4,688,598	-4.3%

Loan Portfolio - Breakdown


Mortgage 14%
Consumer 17%
Commercial 70%
Colombia 19%
Chile 81%
Mortgage 20%
Consumer 7%
Commercial 54%

Credit Portfolio - Currency Breakdown


Ch$ billion
Sep-20
6,620
8,995
7,787
23,402
Jun-20
6,765
8,979
8,545
24,289
Mar-20
6,269
8,819
8,531
23,620
Dec-19
6,219
8,749
8,186
23,154
Sep-19
6,101
8,578
7,821
22,499
Jun-19
6,049
8,302
7,707
22,058
Mar-19
5,993
8,016
7,639
21,649
Dic-18
6,067
7,785
7,651
21,503
Sep-18
6,001
7,796
7,363
21,159
Ch$
UF
FX

As of September 30, 2020, Ch$7,787 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 8.9% in this quarter and represents approximately 33% of our total foreign currency loans. In the third quarter of 2020, the U.S. dollar variation was 4.2% or approximately Ch$45 per dollar.

Itaú Corpbanca

44

Management Discussion & Analysis Balance Sheet NPL Ratio (90 days overdue) by segment By the end of the third quarter of 2020, our total consolidated NPL ratio for operations 90 days overdue reached 2.15%, a decrease of 0.24 percentage points from the previous quarter and flat from the same period of 2019. The NPL ratio for commercial loans decreased from 2.55% to 2.46% com-pared to the previous quarter. When excluding the student loans, the commer-cial loans NPL ratio reached 2.16%, a 0.01 percentage points decrease when compared to the second quarter of 2020. For consumer loans, the NPL ratio decreased 0.88 percentage points and mortgage loans decrease 0.36 percentage points in the quarter, reaching 1.26% and 1.61% respectively. Tangible Equity Breakdown The chart below shows the calculation of the average tangible Shareholders Equity or “Managerial Equity”, which we use to determine the RoTAE. 3Q20 Average Balance (Ch$ billion) On June 30, 2020 a non-cash impairment charge of Ch$448,273,346,586 was recognized as a result of a goodwill impairment of our estimated fair value of the cash generating units for Chile; and of Ch$315,750,827,325 as a result of goodwill and intangible assets from business combination impairment of our estimated fair value of the cash generating unit for Colombia. Itaú Corpbanca 45

Management Discussion & Analysis | Balance Sheet

Itaú

Funding

Highlights

- Total funding amounted to Ch$28.7 trillion by the end of the third quarter of 2020, a 4.4% decrease compared to the previous quarter and a 16.9% increase compared with the same period of 2019. The quarter-over-quarter change was due to: (i) bonds payments -8.8%; and (ii) time deposits decrease -3.7%. Year-over-year, total deposits have increased by 15.2% and interbank borrowings have expanded 76.5%.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. In this context, long-term funding needs during 2020 were mostly obtained from the Central Bank lines priced at TPM. These amounted to Ch$2,257,354 million as of September 30, 2020.
- Our strategy in terms of bond issuances is to seek longer maturity tenors and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads obtained in these issuances have allowed an improvement in the cost of funds. In the 3Q 2020 we have not placed bonds neither in the local nor in the international market, nevertheless in the first half of the year we have issued bonds in UF and CLP equivalent to US$293 million. Our strategy of diversification also includes a syndicated loan for US$100 million AB Loan led by IFC (a 5-year tenor for the A Loan, maturing in December 2020).

In Ch$ million, end of period	3Q20	2Q20	change		3Q19	change	
Funding from Clients (A)	**18,191,664**	**18,848,182**	**-656,518**	**-3,5%**	**15,799,988**	**2,391,676**	**15,1%**
Deposits and other demand liabilities	5,661,945	5,676,353	-14,408	-0,3%	4,379,085	1,282,860	29,3%
Time deposits and saving accounts	12,092,389	12,558,879	-466,490	-3,7%	11,030,415	1,061,974	9,6%
Investments sold under repurchase agreements	437,330	612,950	-175,620	-28,7%	390,488	46,842	12,0%
Other Funding (B)	**10,480,854**	**11,130,183**	**-649,329**	**-5,8%**	**8,729,216**	**1,751,638**	**20,1%**
Letters of credit	32,966	35,542	-2,576	-7,2%	43,747	-10,781	-24,6%
Bonds	5,069,581	5,555,942	-486,361	-8,8%	5,182,965	-113,384	-2,2%
Subordinated bonds	1,076,924	1,095,288	-18,364	-1,7%	1,056,198	20,726	2,0%
Interbank borrowings	4,292,982	4,434,197	-141,215	-3,2%	2,432,249	1,860,733	76,5%
Other financial liabilities	8,401	9,214	-813	-8,8%	14,057	-5,656	-40,2%
Total Funding (A) + (B)	**28,672,518**	**29,978,365**	**-1,305,847**	**-4,4%**	**24,529,204**	**4,143,314**	**16,9%**

Loans and Funding

The ratio between (i) the loan portfolio and the funds raised net of reserve required by the Chilean Central Bank (BCCh), and (ii) cash reached 89.5% in the third quarter of 2020:


91.5%
90.4%
92.9%
91.7%
89.9%
88.6%
87.5%
83.9%
85.1%
81.0%
89.5%
81.6%
In Ch$ million
24.4 24.1 22.1
24.5 24.2 22.5
26.1 25.8 23.2
28.1 27.0 23.6
30.0 28.5 24.3
28.7 26.1 23.4
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Loan portfolio / Funding from clients and other funding
Loan portfolio / Funding from clients and other funding net of reserve and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BCCh and Cash

Itaú Corpbanca

46

Management Discussion & Analysis | Risk and Capital Management
Itaú

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a risk and capital commission to assist our board and management in their assessment and management of market and liquidity risks, P&L, and capital adequacy, in accordance with both economic principles and the rules set forth by local regulation and those of Basel I, II, and III. These principles and rules are applied to provide oversight and management of market and liquidity risks, P&L, and economic capital principles, to review the effectiveness of those related policies and limits and to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

Chile:

In Ch$ million	3Q20	2Q20
High Quality Liquid Assets	3,696,844	3,799,604
Net Potential Cash Outflows	2,251,564	3,225,540
LCR (%)	164.2%	117.8%

Colombia:

In Ch$ million	3Q20	2Q20
High Quality Liquid Assets	789,480	927,986
Net Potential Cash Outflows	462,051	673,502
LCR (%)	170.9%	137.8%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2045 per COP as of September 30, 2020.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

Chile:

In Ch$ million	3Q20	2Q20
Available Stable Funding	16,931,877	16,892,516
Required Stable Funding	16,632,905	16,678,875
NSFR (%)	101.8%	101.3%

Colombia:

In Ch$ million	3Q20	2Q20
Available Stable Funding	3,754,614	3,867,060
Required Stable Funding	4,042,227	4,362,319
NSFR (%)	92.9%	88.7%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2045 per COP as of September 30, 2020.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and 85% for Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

Itaú Corpbanca 47

Management Discussion & Analysis | Risk and Capital Management

Itaú

Capital

Highlights

- At the end of the third quarter of 2020, our regulatory capital ratio reached 13.18%, an increase of 55 basis points when compared to the second quarter of 2020.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* (CMF) which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During the remainder of 2020, the CMF is expected to issue regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risk, among other aspects. The regulation is expected to become effective no later than December 1, 2020 and the regulatory adjustments and exclusions are expected to be applied progressively during a 5-year term, without discounts in 2021 and with progressive increases at a ratio of 25% per year during subsequent years until reaching 100% on December 1, 2025.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

In Ch$ millions, end of period	3Q20	2Q20
Core capital [1]	2,496,130	2,530,802
(-) Goodwill	(492,512)	(492,512)
(+) Subordinated debt	1,002,975	1,017,781
(+) Additional provisions	64,500	101,283
(+) Minority interest	77,641	81,038
= Regulatory capital (Core capital + Tier II capital)	3,148,734	3,238,393
Risk-Weighted assets (RWA)	23,884,383	25,638,507
Ratios (%)		
BIS (Regulatory capital / Risk-weighted assets) [2]	**13.18%**	**12.63%**
Core capital ratio [1] (ex-goodwill)	8.39%	7.95%

Note: (1) Core Capital = *Capital básico* according to CMF current definitions; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions.

Main changes in the third quarter 2020

The BIS ratio increased in 55 basis point, from 12.63% to 13.18%, mainly due a decrease in risk weighted assets and the recognition of FOGAPE guarantees under category 2, as state counterparty. This increase was partially offset by the losses of the period and the elimination of state guarantees as part of additional provisions.



12.63%
-14 bp
-6 bp
90 bp
-16 bp
13.18%
2Q20
Core Capital (1)
Subordinated Bonds
RWA
Other
3Q20

Itaú Corpbanca 48

Additional Information Management Discussion & Analysis

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Management Discussion & Analysis Our Shares Our Shares Average daily traded volumes for the 12-month period ended September 30, 2020 (US$ million) Market Capitalization Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santia-go Stock Exchange (ITAUCORP). Shares are also traded as American Depositary Receipts (“ADR”) on the New York Stock Exchange (ITCB). Ch$1.1 trillion| US$1.4 billion Sell-side ratings 1 7 2 Sell Buy Source: Sell-side reports. Hold Corporate Structure Chart As of September 30, 2020, our shareholders structure was as follows: Strengths of our structure • Itaú Corpbanca is controlled by Itaú Unibanco. Itaú Unibanco and the Saieh Family appoint the majority of the board of directors. • Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation. • Professional and experienced management team. • Average Price in the quarter 2.38 4.51 Company 2015 Banco Itaú Chile 2016 104,336 50% 36,387.38 Itaú Corpbanca 51 Performance in the Capital Markets ITAUCORPITCB Price and Volume(Common shares)(ADR) Ch$US$ Closing Price at 09/30/20202.093.86 Maximum price in the quarter2.725.29 Minimum price in the quarter2.083.75 Closing Price at 06/30/20202.223.85 Closing Price at 09/30/20195.5211.16 Change in 3Q'20-6.04% 0.26% Change in LTM-62.24%-65.43% Average daily trading volume LTM (million)1,625.870.20 Average daily trading volume in 3Q'20 (million)1,775.050.09 Shareholder Base and Ratios3Q202Q203Q19 Number of outstanding shares (million)512,406.8 512,406.8 512,406.8 Recurring Diluted Earnings per share in the quarter (Ch$)-0.020.040.08 Accounting Diluted Earnings per share in the quarter (Ch$)-0.03-1.460.07 Recurring Diluted Earnings per ADR in the quarter (US$)-0.040.070.17 Accounting Diluted Earnings per ADR in the quarter (US$)-0.05-2.670.15 Book value per share in the quarter (Ch$)4.874.946.69 Price* / Earnings (P/E)-19.07-0.3819.40 Price*/ Tangible Book Value (P/B)0.430.450.83 * Closing price on the last trading day of each period. Dividends The dividend policy approved by or shareholders in March 2017 in the annual shareholders meeting is to distribute a final dividend of 100% of the annual net income net of the necessary reserves to comply with capital ratios de-fined as "Optimal Regulatory Capital" in the “Shareholders Agreement” whose terms are part of the "Transaction Agreement" executed on January 29, 2014. Itaú Corpbanca paid its last annual dividend of Ch$0.2479770771/share in Chile on March 19, 2020. The dividend payout ratio was 100% of 2019 Net Income, equivalent to a dividend yield of 7.80%. For purposes of capital re-quirements, annual dividends are provisioned at 30%. The following table shows dividends per share distributed during the past five years: Charge toYearNet Income%Dividend per Fiscal Year paid(Ch$ mn)1DistributedShare (Ch$) Corpbanca 2015 2016 201,771 50% 0.29640983 Corpbanca 2015 2016 201,771 UF 124,105 0.00939188 Itaú Corpbanca 2017 2018 57,447 40% 0.044844689 1-Net Income Attributable to Shareholders (Accounting) Itaú Corpbanca20182019172,04730%0.100728627 Itaú Corpbanca20192020127,065100%0.2479770771 Itaú Corpbanca201620172,05930%0.001205475

Management Discussion & Analysis | Ratings

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two worldwide recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Negative

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Itaú Corpbanca 52

Management Discussion & Analysis Executive Summary Itaú Corpbanca 53

Management Discussion & Analysis Executive Summary (This page was intentionally left blank) 54 Itaú Corpbanca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ mate-rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (5) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s man-agement. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Rodrigo Couto CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2834-6067 rodrigo.couto@itau.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl Itaú Corpbanca 55